Exhibit 5.1

(212) 450-4244

November 7, 2006

PartnerRe Ltd.
96 Pitts Bay Road
Pembroke HM 08
Bermuda

Ladies and Gentlemen:

     We are acting as United States counsel in connection with the Registration Statement on Form S-3 filed by, among others, PartnerRe Ltd., a Bermuda company (the “Guarantor”), and PartnerRe Finance II Inc., a Delaware corporation (“Finance”), with the United States Securities and Exchange Commission (File No. 333-133573) under which the PartnerRe entities have registered under the United States Securities Act of 1933 (the “Act”), among other securities, $250,000,000 aggregate principal amount of Finance’s 6.440% Fixed-to-Floating Rate Junior Subordinated Capital Efficient Notes Due 2066 (the “CENts”). The CENts are to be issued pursuant to a Junior Subordinated Indenture and First Supplemental Junior Subordinated Indenture, each dated November 7, 2006 (together, the “Indenture”) among Finance, the Guarantor and The Bank of New York, as Trustee. The CENts are to be guaranteed pursuant to a Junior Subordinated Debt Securities Guarantee Agreement and First Supplemental Junior Subordinated Debt Securities Guarantee Agreement, each dated November 7, 2006 (together, the “Guarantee Agreement”) among the Guarantor and The Bank of New York, as Guarantee Trustee. Capitalized terms used but not defined herein have the meaning assigned to them in the Indenture.

     We have examined the originals or copies certified or otherwise identified to our satisfaction of such corporate records and such other documents and certificates as we have deemed necessary for the purposes of rendering this opinion.

     Based on and subject to the foregoing, we are of the opinion that:

PartnerRe Ltd.	2	November 7, 2006

     (1) The Indenture has been duly authorized, executed and delivered by Finance and, assuming due authorization by the Guarantor and the Trustee, is a valid and binding agreement of Finance, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability;;

     (2) The CENts have been duly authorized, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the underwriters pursuant to the underwriting agreement, will be valid and binding obligations of Finance, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability, and will be entitled to the benefits of the Indenture; and

     (3) Assuming due authorization by the Guarantor and the Trustee, the Guarantee Agreement is a valid and binding agreement of the Guarantor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability.

     We are members of the Bar of the State of New York, and our opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.

PartnerRe Ltd.	3	November 7, 2006

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and we consent to the reference to us under the caption “Validity of the CENts” in the prospectus supplement relating to the CENts, in each case without admitting that we are experts within the meaning of the Securities Act of 1933.

Very truly yours,

/s/ Davis Polk & Wardwell